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                          January 21, 2021

       Daniel Wong
       Chief Executive Officer
       Bridgetown 2 Holdings Ltd
       c/o 38/F Champion Tower
       3 Garden Road, Central
       Hong Kong

                                                        Re: Bridgetown 2
Holdings Ltd
                                                            Amendment No. 1 to
Form S-1 filed January 13, 2021
                                                            File No. 333-251860

       Dear Mr. Wong:

                                                        We have reviewed your
registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

       Amendment No. 1 to Form S-1 filed January 13, 2021

       General

   1. We note the exclusive forum provision in your Form of Warrant Agreement (Exhibit 4.2,
                                                        Section 7.3). Please
include a discussion in the prospectus.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Daniel Wong
Bridgetown 2 Holdings Ltd
January 21, 2021
Page 2

        You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameDaniel Wong                            Sincerely,
Comapany NameBridgetown 2 Holdings Ltd
                                                         Division of
Corporation Finance
January 21, 2021 Page 2                                  Office of Real Estate
& Construction
FirstName LastName